Filed Pursuant to Rule 253(g)(2)
File No. 024-10970

FUNDRISE GROWTH EREIT 2019, LLC

SUPPLEMENT NO. 2 DATED APRIL 8, 2021

TO THE OFFERING CIRCULAR DATED OCTOBER 9, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT 2019, LLC (“we”, “our” or “us”), dated October 9, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on October 13, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Carmel Villas Controlled Subsidiary - Denton, TX

On April 2, 2021, we directly acquired ownership of a “majority-owned subsidiary” (the “Carmel Villas Controlled Subsidiary”) for an initial purchase price of approximately $6,594,000, which is the initial stated value of our equity interest in a new investment round in the Carmel Villas Controlled Subsidiary (the “Carmel Villas Growth 2019 eREIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Carmel Villas Controlled Subsidiary, for an initial purchase price of approximately $9,892,000 (the “Carmel Villas Interval Fund Investment” and, together with the Carmel Villas Growth 2019 eREIT Investment, the “Carmel Villas Investment”). The Carmel Villas Controlled Subsidiary used the proceeds to acquire approximately 33.9 acres of entitled land, generally located at 4405 Pockrus Road in Denton, Texas (the “Carmel Villas Property”). We anticipate the Carmel Villas Controlled Subsidiary, or one of our affiliates, will build approximately 405 townhomes on the Carmel Villas Property. Upon completion, we intend to rent and operate said townhomes. The initial Carmel Villas Growth 2019 eREIT Investment was funded with proceeds from our Offering, and the closing of the land acquisition and the Carmel Villas Growth 2019 eREIT Investment occurred concurrently.

The Carmel Villas Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Carmel Villas Growth 2019 eREIT Investment (the “Carmel Villas Operative Agreements”), we have authority for the management of the Carmel Villas Controlled Subsidiary, including the Carmel Villas Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the Carmel Villas Investment, paid directly by the Carmel Villas Controlled Subsidiary.

The Carmel Villas Property was acquired for a purchase price of approximately $16,489,000, which includes closing costs and the acquisition fee of approximately $163,000. We anticipate additional hard and soft costs of approximately $50,248,000 and $12,702,000, respectively, for the design, permitting and construction of the project, which we anticipate to total approximately 405 rental townhome units.  The Carmel Villas property will be built in two phases with the first consisting of 230 units and the balance delivering in the second phase. We expect the first units to deliver in February of 2022, with monthly delivering continuing thereafter.

Upon completion, we plan to operate the property, installing professional third party property management. There can be no guarantee that such results will be achieved. No financing was used for the acquisition of the Carmel Villas Property.

The following table contains underwriting assumptions for the Carmel Villas Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Carmel Villas Property	6%	3.0%	3%	5.0%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Growth 2019 eREIT, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.